Exhibit 99.2

BW LPG

Interim Financial Report

Q1 2026 (unaudited)

BW LIBRA

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

FORWARD-LOOKING STATEMENTS

In this unaudited interim financial report, “the Company” or “BW LPG” refers to BW LPG Limited. “The Group” refers to BW LPG Limited together with its consolidated subsidiaries.

Matters discussed in this unaudited interim financial report may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances. This unaudited interim financial report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding BW LPG’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in BW LPG are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this unaudited interim financial report. The forward-looking statements in this report are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and market and industry data and forecasts prepared by and available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, BW LPG cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur. BW LPG undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

●	general economic, political and business conditions;

●	general LPG market conditions, including changes in LPG freight rates, charter rates, vessel values and bunker fuel prices and other operating costs;

●	changes in demand in the LPG shipping industry;

●	any adverse developments in the maritime LPG transportation business;

●	changes in, and the Group’s compliance with, governmental, tax, environmental, safety, data protection and privacy and other laws and regulations;

●	failure in the management of climate and environmental risks and delivery and performance of management environmental objectives;

●	changes in competition rules and regulations for the shipping industry;

●	failure to manage disruptions, including due to climate change, abnormal weather conditions,

●	pandemics, piracy, strikes and boycotts, political instability, sanctions and breaches of IT systems;

●	failure to implement the Group’s business strategy or manage the Group’s growth;

●	damages or breakdowns of the Group’s vessels, including due to weather conditions, mechanical failures, wars or other circumstances and events;

●	failure to obtain new customers or the loss of any existing major customers;

●	failure to maintain sufficient cash reserves to make capital expenditures necessary for the Group’s vessels’ maintenance;

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

FORWARD-LOOKING STATEMENTS (continued)

●	failure to attract and retain key management personnel, technically skilled officers and other employees;

●	default by third parties with whom the Group has entered into chartered-in arrangements;

●	failure of the Group’s third-party technical managers or other counterparties to meet their obligations;

●	the ageing of the Group’s fleet which could result in increased operating costs;

●	delays in deliveries of or cost overruns in relation to newbuilds (if any);

●	failure to integrate assets or businesses acquired from third parties;

●	failure to identify or take advantage of arbitrage opportunities, effectively implement the Product Services division’s hedging strategy and source LPG from third-party suppliers;

●	loss of major tax disputes or successful tax challenges to the Group’s operating structure or to the Group’s tax payments;

●	the availability of and the Group’s ability to obtain financing to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and the Group’s ability to comply with the restrictions and other covenants set forth in the Group’s existing and future debt agreements and financing arrangements;

Additional information about material risks that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. Key Information – 3.D. Risk Factors” of BW LPG’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 31 March 2026.

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

SELECTED KEY FINANCIAL INFORMATION

Statement of Comprehensive Income	Q1 2026 US$M	Q1 2025 US$M	Change %
TCE income - Shipping[1]	197.7	158.7	25
Gross profit – Product Services[1]	126.8	(3.6)	N.M
Operating profit	219.7	79.0	178
Profit after tax	187.3	66.6	181
Profit attributable to equity holders of the Company	164.3	46.1	N.M

(US$ per share)
Basic EPS[2]	1.08	0.30	N.M
Diluted EPS[2]	1.08	0.30	N.M
Dividend per share	0.67	0.28	139

Balance Sheet	31 Mar 2026 US$M	31 Dec 2025 US$M	Change %
Cash and cash equivalents	273.1	242.0	13
Total assets	3,331.1	3,149.9	6
Total liabilities	1,311.6	1,224.3	7
Total shareholders’ equity	2,019.6	1,925.6	5

Cash flow	Q1 2026 US$M	Q1 2025 US$M	Change %
Net cash from operating activities	165.5	166.2	-
Capital expenditure	(11.4)	(11.2)	2
Adjusted free cash flow[3]	154.1	155.0	(1)

Financial Ratios	Q1 2026%	Q1 2025%	Change %
ROE[4] (annualised)	38.0	13.8	175
ROCE[5] (annualised)	30.1	10.3	192
Net leverage ratio[6]	26.3	31.2	(16)

Other Information	31 Mar 2026	31 Dec 2025	Change %
Shares – end of period (‘000 shares)	159,282.0	159,282.0	-
Treasury shares – end of period (‘000 shares)	7,467.4	7,939.3	(6)
Share price (USD)	17.4	13.1	33
Share price (NOK)	171.2	132.0	30
Market cap (USD million)	2,641.6	1,982.6	33
Market cap (NOK million)	25,990.7	19,977.2	30

[1]	Time Charter Equivalent (“TCE”) income - Shipping and Gross profit – Product Services reflect the Shipping and Product Services segments, respectively. TCE income – Shipping represents revenue from time charters and spot voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission, and inter-segment expense.
[2]	Basic and diluted EPS (earnings per share) is computed based on Q1 2026: 151.5 million and 151.8 million (Q1 2025: 151.6 million and 152.0 million) shares, respectively, the weighted average number of shares outstanding less treasury shares during the period.
[3]	Adjusted free cash flow is a non-IFRS measure and is computed as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels. See page 17 for a reconciliation of adjusted free cash flow to the nearest IFRS measure.
[4]	ROE (return on equity) is computed as, with respect to a particular period, the ratio of the profit after tax for such period to the average of the shareholders’ equity, calculated as the average of the opening and closing balance for the period as presented in the consolidated balance sheet.
[5]	ROCE (return on capital employed) is a non-IFRS measure and is computed as, with respect to a particular period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet. See page 18 for a reconciliation of ROCE to the nearest IFRS measure.
[6]	Net leverage ratio is computed as the sum of total borrowings and total lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of total borrowings, total lease liabilities and total shareholders’ equity minus cash and cash equivalents as set out in the consolidated statement of cash flows.

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

HIGHLIGHTS AND SUBSEQUENT EVENTS – Q1 2026

●	Q1 2026 profit attributable to equity holders of the Company ended at US$164.3 million or an earnings per share of US$1.08.

●	TCE income – Shipping Q1 2026 concluded at US$55,450 per available day[1] and US$51,350 per calendar day (total)[1].

●	The Company declared a Q1 2026 cash dividend of US$0.67 per share. This dividend corresponds to 120% of the Shipping NPAT[2] for the quarter. This cash dividend represents a payout ratio of 62% for the quarter, as a percentage of total profit attributable to equity holders.

●	On 30 May 2026, the Company signed a contract for the construction of eight 90’cbm Panamax Very Large Gas Carriers (VLGCs), for a total consideration of about US$940 million, subject to the final technical specifications. The newbuildings are expected to be delivered sequentially from the start of 2029 until the second quarter of 2030.

PERFORMANCE REVIEW – Q1 2026

TCE income – Shipping was US$197.7 million for Q1 2026 (Q1 2025: US$158.7 million), representing an increase of US$39.0 million from Q1 2025. The TCE income increase was primarily due to a higher LPG spot market of US$63,700 per day, a 63% increase compared to Q1 2025 of US$39,100 per day. This was partially offset by our scheduled drydocking program, which reduced available fleet days by 279 days for Q1 2026 (Q1 2025: 81 days). IFRS 15 adjustments in Q1 2026 of positive US$0.5 million (Q1 2025: US$11.7 million), reflecting spot voyages that straddled the quarter-end, were recognised on a load-to-discharge basis. The TCE income – Shipping continues to be well supported by the increased time charter coverage of 53% (Q1 2025: 41%) of available days at US$48,200 per day (Q1 2025: US$40,700 per day). Within it, our India subsidiary continued to deliver stable TCE income of US$29.2 million for Q1 2026 (Q1 2025: US$31.7 million), mainly from fixed-rate time charters.

Product Services reported a gross profit of US$126.8 million for Q1 2026 (Q1 2025: gross loss of US$3.6 million). The substantially high gross profit was mainly driven by an increase of US$172.8 million in the mark-to-market valuation of unrealised positions relative to Q1 2025, from negative US$36.0 million in Q1 2025 to positive US$136.8 million in Q1 2026, which offset the decrease in realised profits by US$42.3 million, from positive US$32.3 million in Q1 2025 to negative US$10.0m in Q1 2026. After general and administrative expenses and income taxes totalling US$28.9 million (Q1 2025: US$8.8 million), Product Services reported a profit after tax of US$97.9 million in Q1 2026 (Q1 2025: loss after tax of US$12.5 million).

Profit attributable to non-controlling interests was positive US$23.1 million for Q1 2026 (Q1 2025: US$20.5 million). The increase was mainly driven by a US$20.9 million increase from BW Product Services, partly offset by an US$18.3 million decline from BW LPG India, reflecting a non-recurring gain of US$32.1 million on the sale of BW Cedar in Q1 2025.

1	TCE income – Shipping per available and calendar day (total) are non-IFRS measures and are computed as TCE income – Shipping divided by available days and calendar days (total), respectively. See pages 16 and 17 for a reconciliation of TCE income – Shipping per available day and calendar day (total) to the nearest IFRS measure.

2	Shipping NPAT, or Shipping’s Net Profit After Tax, is calculated as profit attributable to equity holders of BW LPG, minus BW LPG’s share of BW LPG Product Services Pte. Ltd.’s net profit/(loss) after tax. See page 15.

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

BALANCE SHEET

As of 31 March 2026, BW LPG controls a fleet of 49 VLGCs, including eight vessels which are owned and operated by BW LPG India. Total assets amounted to US$3,331.1 million (31 December 2025: US$3,149.9 million), of which carrying value of the vessels (including dry docking) were US$2,337.5 million (31 December 2025: US$2,366.0 million), and right-of-use assets (vessels) US$114.8 million (31 December 2025: US$116.7 million).

Net derivative financial instruments increased from US$4.2 million as of 31 December 2025 to US$95.0 million as of 31 March 2026 mainly due to the increase in the value BW Product Services’ US cargoes as a result of significant market volatility influenced by the US/Israel-Iran conflict.

Cash and cash equivalents amounted to US$273.1 million as of 31 March 2026 (31 December 2025: US$242.0 million). Cash flow from operating activities generated a net cash of US$165.5 million in Q1 2026 (Q1 2025: US$166.2 million), of which working capital outflow of US$114.4 million (Q1 2025: inflow of US$49.8 million). Investing activities showed a cash outflow of US$8.1 million in Q1 2026 (Q1 2025: US$6.1 million), including US$11.4 million paid for drydocking activities.

Net cash outflow for financing activities of US$206.9 million (Q1 2025: US$130.5 million) included net principal and interest repayments of US$58.7 million, dividend payments of US$86.5 million, US$21.5 million in lease repayments, and a net repayment of US$39.8 million trade finance borrowings.

Net leverage ratio decreased from 28.4% as of 31 December 2025, to 26.3% as of 31 March 2026 mainly due to principal repayments in Q1 2026.

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Q1 2026	Q1 2025
	US$’000	US$’000
Revenue – Shipping	254,387	247,026
Revenue - Product Services	584,504	615,046
Cost of cargo and delivery expenses - Product Services	(439,943)	(603,267)
Voyage expenses - Shipping	(59,092)	(92,872)
Vessel operating expenses	(28,536)	(29,687)
Time charter contracts (non-lease components)	(886)	(4,678)
General and administrative expenses	(18,498)	(20,843)
Charter hire expenses	(10,165)	(267)
Finance lease income	254	171
Other operating expense - net	(2,017)	(838)
Depreciation	(60,268)	(63,124)
Amortisation of intangible assets	(60)	(210)
Loss on derecognition of right-of-use assets (vessels)	-	443
Gain on disposal of vessels	-	32,051
Operating profit	219,680	78,951

Foreign currency exchange gain - net	122	541
Interest income	1,284	2,933
Interest expense	(8,801)	(15,274)
Other finance expenses	(623)	(384)
Finance expenses – net	(8,018)	(12,184)

Profit before tax	211,662	66,767
Income tax expense	(24,320)	(190)
Profit after tax	187,342	66,577

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss:
Equity investments at FVOCI
- fair value gain/(loss)	1,180	(7,652)

Items that may be reclassified subsequently to profit or loss:
Cash flow hedges
- fair value loss	(13,893)	(34)
- reclassification to profit or loss	4,017	(3,515)
Currency translation reserve	(694)	1,196
Other comprehensive (loss)/income, net of tax	(9,390)	(10,005)
Total comprehensive income	177,952	56,572

Profit attributable to:
Equity holders of the Company	164,283	46,088
Non-controlling interests	23,059	20,489
	187,342	66,577
Total comprehensive income:
Equity holders of the Company	155,026	35,877
Non-controlling interests	22,926	20,695
	177,952	56,572
Earnings per share attributable to the equity holders of the Company:
(expressed in US$ per share)
Basic earnings per share	1.08	0.30
Diluted earnings per share	1.08	0.30

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	31 March 2026	31 December 2025
	US$’000	US$’000

Intangible assets	296	356

Investment in joint venture	301	301
Derivative financial instruments	2,342	3,055
Other receivables	3,345	3,812
Finance lease receivables	8,451	10,324
Deferred tax assets	279	5,321
Total other non-current assets	14,718	22,813

Vessels and dry docking	2,337,497	2,365,965
Right-of-use assets (vessels)	114,785	116,742
Other property, plant and equipment	503	433
Property, plant and equipment	2,452,785	2,483,140

Total non-current assets	2,467,799	2,506,309

Inventories	106,912	123,885
Trade and other receivables	178,123	231,207
Equity financial assets, at FVOCI	12,890	11,710
Equity financial assets, at FVPL	1,597	1,597
Derivative financial instruments	283,411	25,956
Finance lease receivables	7,329	7,220
Cash and cash equivalents	273,076	242,009
Total current assets	863,338	643,584

Total assets	3,331,137	3,149,893

Share capital	619,868	619,868
Treasury shares	(47,377)	(50,372)
Other reserves	644,810	655,303
Retained earnings	683,772	605,203
	1,901,073	1,830,002
Non-controlling interests	118,477	95,551
Total shareholders’ equity	2,019,550	1,925,553

Borrowings	663,100	730,394
Lease liabilities	61,267	72,836
Derivative financial instruments	101	411
Total non-current liabilities	724,468	803,641

Borrowings	100,823	122,709
Lease liabilities	72,641	64,303
Derivative financial instruments	190,647	24,398
Current income tax liabilities	19,170	1,520
Trade and other payables	203,838	207,769
Total current liabilities	587,119	420,699

Total liabilities	1,311,587	1,224,340

Total equity and liabilities	3,331,137	3,149,893

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity holders of the Company
	Share capital	Treasury shares	Capital Reserve	Hedging reserve	Share- based payment reserve	Currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2026	619,868	(50,372)	649,654	3,279	3,937	1,333	(2,900)	605,203	1,830,002	95,551	1,925,553

Profit after tax	-	-	-	-	-	-	-	164,283	164,283	23,059	187,342

Other comprehensive (loss)/income for the financial period	-	-	-	(9,876)	-	(561)	1,180	-	(9,257)	(133)	(9,390)

Total comprehensive (loss)/income for the financial period	-	-	-	(9,876)	-	(561)	1,180	164,283	155,026	22,926	177,952

Share-based payment reserve Value of employee services	-	-	-	-	448	-	-	-	448	-	448

Share options exercised	-	2,995	-	-	(1,684)	-	-	820	2,131	-	2,131

Dividend paid	-	-	-	-	-	-	-	(86,534)	(86,534)	-	(86,534)

Total transactions with owners, recognised directly in equity	-	2,995	-	-	(1,236)	-	-	(85,714)	(83,955)	-	(83,955)

Balance at 31 March 2026	619,868	(47,377)	649,654	(6,597)	2,701	772	(1,720)	683,772	1,901,073	118,477	2,019,550

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity holders of the Company
	Share capital	Treasury shares	Capital reserve	Hedging reserve	Share- based payment reserve	Currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2025	619,868	(48,387)	649,654	13,835	2,579	(427)	2,115	565,794	1,805,031	132,463	1,937,494

Profit after tax	-	-	-	-	-	-	-	242,313	242,313	47,398	289,711

Other comprehensive (loss)/income for the financial period	-	-	-	(10,556)	-	1,760	(11,422)	-	(20,218)	444	(19,774)

Total comprehensive (loss)/income for the financial period	-	-	-	(10,556)	-	1,760	(11,422)	242,313	222,095	47,842	269,937

Share-based payment reserve - Value of employee services	-	-	-	-	1,753	-	-	-	1,753	-	1,753

Share capital reduction of subsidiary	-	-	-	-	-	-	-	-	-	(41,616)	(41,616)

Purchases of treasury shares	-	(2,739)	-	-	-	-	-	-	(2,739)	-	(2,739)

Share options exercised	-	754	-	-	(395)	-	-	164	523	-	523

Dividend paid	-	-	-	-	-	-	-	(199,855)	(199,855)	(41,120)	(240,975)

Changes in NCI	-	-	-	-	-	-	-	3,194	3,194	(2,018)	1,176

Transfer to tonnage tax reserve	-	-	-	-	-	-	6,407	(6,407)	-	-	-

Total transactions with owners, recognised directly in equity	-	(1,985)	-	-	1,358	-	6,407	(202,904)	(197,124)	(84,754)	(281,878)

Balance at 31 December 2025	619,868	(50,372)	649,654	3,279	3,937	1,333	(2,900)	605,203	1,830,002	95,551	1,925,553

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Q1 2026	Q1 2025
	US$’000	US$’000

Cash flows from operating activities
Profit before tax	211,662	66,767
Adjustments for:
- amortisation of intangible assets	60	210
- depreciation charge	60,268	63,124
- gain on disposal of vessels	-	(32,051)
- interest income	(1,284)	(2,933)
- interest expenses	8,801	17,027
- other finance expenses	317	384
- share-based payments	448	355
- finance lease income	(254)	(171)
- loss on derecognition of right-of-use assets	-	(443)
	280,018	112,269
Changes in working capital:
- inventories	16,973	(19,143)
- trade and other receivables	52,237	(66,143)
- trade and other payables	(2,595)	71,386
- derivative financial instruments	(100,396)	34,620
- margin account held with broker	(80,617)	29,110
Total changes in working capital	(114,398)	49,830

Taxes (paid)/refund	(140)	4,143
Net cash from operating activities	165,480	166,242

Cash flows from investing activities
Additions in property, plant and equipment	(11,446)	(76,298)
Proceeds from sale of vessels	-	65,049
Repayment of finance lease receivables	1,765	2,021
Interest received	1,538	3,104
Net cash used in investing activities	(8,143)	(6,124)

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) (continued)

	Q1 2026	Q1 2025
	US$’000	US$’000

Cash flows from financing activities
Proceeds from borrowings	335,065	221,730
Payment of financing fees	-	(203)
Repayments of bank borrowings	(384,879)	(197,355)
Payment of lease liabilities	(21,505)	(25,560)
Interest paid	(8,925)	(15,249)
Other finance expense paid	(317)	(384)
Drawdown of trust receipts	288,285	562,039
Repayment of trust receipts	(328,077)	(595,731)
Dividend payment	(86,534)	(63,646)
Dividend payment to non-controlling interests	-	(11,180)
Capital return to non-controlling interests	-	(4,965)
Net cash used in financing activities	(206,887)	(130,504)

Net (decrease)/increase in cash and cash equivalents	(49,550)	29,614
Cash and cash equivalents at beginning of the financial period	225,714	231,900

Cash and cash equivalents at end of the financial period	176,164	261,514

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	31 March 2026	31 March 2025
	US$’000	US$’000

Cash and cash equivalents per consolidated balance sheet	273,076	280,185
Less: Margin account held with broker	(96,912)	(18,671)
Cash and cash equivalents per consolidated statement of cash flows	176,164	261,514

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

Segment information

The executive management team (“EMT”) is the Group’s chief operating decision-maker. The Group identifies segments on the basis of those components of the Group that the EMT regularly reviews. The Group considers the business from each individual business segment perspective which comprises the Shipping and Product Services segments.

The reported measure of segment performance is gross profit, which the EMT uses to assess the performance of the operating segments. For the Shipping segment, gross profit is reflected as TCE income - Shipping. For the Product Services segment, gross profit is reflected as Gross profit – Product Services. Operating segment disclosures are consistent with the information reviewed by the Management.

Segment performance is presented below:

	Shipping	Product Services	Inter- segment elimination	Total
	US$’000	US$’000	US$’000	US$’000
Q1 2026

Revenue from spot voyages	162,588	-	-	162,588
Inter-segment revenue	8,119	-	(8,119)	-
Voyage expenses	(59,092)	-	-	(59,092)
Inter-segment expense	(5,725)	-	5,725	-
Net income from spot voyages	105,890	-	(2,394)	103,496
Revenue from time charter voyages	91,799	-	-	91,799
TCE income - Shipping [1]	197,689	-	(2,394)	195,295

Revenue from Product Services	-	584,504	-	584,504
Inter-segment revenue	-	5,725	(5,725)	-
Cost of cargo and delivery expenses	-	(439,943)	-	(439,943)
Inter-segment cost	-	(8,119)	8,119	-
Depreciation	-	(15,344)	-	(15,344)
Gross profit - Product Services [2]	-	126,823	2,394	129,217
Segment results	197,689	126,823	-	324,512

Q1 2025

Revenue from spot voyages	181,091	-	-	181,091
Inter-segment revenue	10,152	-	(10,152)	-
Voyage expenses	(92,872)	-	-	(92,872)
Inter-segment expense	(5,636)	-	5,636	-
Net income from spot voyages	92,735	-	(4,516)	88,219
Revenue from time charter voyages	65,935	-	-	65,935
TCE income - Shipping [1]	158,670	-	(4,516)	154,154

Revenue from Product Services	-	615,046	-	615,046
Inter-segment revenue	-	5,636	(5,636)	-
Cost of cargo and delivery expenses	-	(603,267)	-	(603,267)
Inter-segment cost	-	(10,152)	10,152	-
Depreciation	-	(10,900)	-	(10,900)
Gross profit - Product Services [2]	-	(3,637)	4,516	879
Segment results	158,670	(3,637)	-	155,033

[1]	“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and spot voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.
[2]	Gross profit - Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels.

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

Segment information (continued)

Reconciliation of segment results:

	Q1 2026	Q1 2025
	US$’000	US$’000

Total segment results for reportable segments	324,512	155,033
Vessel operating expenses	(28,536)	(29,687)
Time charter contracts (non-lease components)	(886)	(4,678)
General and administrative expenses	(18,498)	(20,843)
Charter hire expenses	(10,165)	(267)
Finance lease income	254	171
Other operating expense - net	(2,017)	(838)
Depreciation - Shipping segment	(44,924)	(52,224)
Amortisation	(60)	(210)
Loss on derecognition of right-of-use assets (vessels)	-	443
Gain on disposal of vessels	-	32,051
Operating profit	219,680	78,951

Finance expense – net	(8,018)	(12,184)
Income tax expense	(24,320)	(190)
Profit after tax	187,342	66,577

Investment in subsidiaries

Set out below are the summarised financial information for the Group’s subsidiaries, BW LPG India Pte. Ltd. (“BW LPG India”) and BW LPG Product Services Pte. Ltd (“BW Product Services”), which have non-controlling interests that are material to the Group. These are presented before inter-company eliminations.

Summarised balance sheet:

	BW LPG India		BW Product Services
	31 March 2026	31 December 2025	31 March 2026	31 December 2025
	US$’000	US$’000	US$’000	US$’000
Assets
Current assets	46,536	52,901	587,843	291,218
Includes
Cash and cash equivalents	19,869	30,821	165,719	39,917
Non-current assets	351,988	355,533	101,676	114,202

Liabilities
Current liabilities	33,380	45,446	487,177	290,400
Includes
Borrowings	27,943	28,268	141,444	100,649
Non-current liabilities (Borrowings)	173,596	180,217	52,816	62,512
Net assets	191,548	182,771	149,526	52,508

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

Investment in subsidiaries (continued)

Summarised statement of comprehensive income:

	BW LPG India		BW Product Services
	Q1 2026	Q1 2025	Q1 2026	Q1 2025
	US$’000	US$’000	US$’000	US$,000

TCE income – Shipping	29,239	31,683	-	-
Revenue from Product Services	-	-	590,229	620,682
Cost of cargo and delivery expenses	-	-	(448,062)	(613,419)
Vessel operating expense	(5,579)	(4,873)	-	-
Charter hire expense	(1,310)	-	-	-
Depreciation and amortisation	(8,236)	(8,318)	(15,370)	(10,900)
Gain on disposal of vessels	-	32,051	-	-
Finance expense - net	(2,689)	(1,340)	(113)	(77)
Other expenses – net	(2,394)	(1,587)	(4,908)	(8,622)
Income tax expense	(40)	(73)	(23,891)	(117)
Net profit after tax	8,991	47,543	97,885	(12,453)

Other comprehensive income (currency translation effects)	-	-	(696)	1,196
Total comprehensive income	8,991	47,543	97,189	(11,257)
Total comprehensive income allocated to non-controlling interests	4,280	22,630	18,646	(1,935)

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

APPENDIX - Non-IFRS financial measures

This interim financial report contains a number of non-IFRS financial measures that Management uses to monitor and analyse the performance of the Group’s business. Non-IFRS financial measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using measures that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

The Group believes that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of the Group’s results and related trends, therefore increasing transparency and clarity of the Group’s results and business.

There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this interim financial report may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS. The Group encourages investors and analysts not to rely on any single financial measure but to review the Group’s financial and non-financial information in its entirety.

The following non-IFRS measures are presented in this interim financial report.

TCE income – Shipping per calendar day (total)

The Group defines TCE income - Shipping per calendar day (total) as TCE income - Shipping divided by calendar days (total).

The Group defines calendar days (total) as the total number of days in a period during which vessels are owned or chartered-in is in its possession, including technical off-hire days and waiting days. Calendar days (total) are an indicator of the size of the fleet over a period and affect both the amount of revenue and the amount of expense that the Group records during that period.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income - Shipping per calendar day (total) is meaningful to investors because it is a measure of how well the Company manages the fleet technically and commercially.

The reconciliation of TCE income - Shipping per calendar day (total) to TCE income - Shipping for the periods ended 31 March 2026 and 2025 is provided below.

	Q1 2026	Q1 2025

TCE income – Shipping (US$’000)	197,689	158,670
Calendar days (total)	3,850	4,094
TCE income – Shipping per calendar day (total) (US$)	51,350	38,760

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

APPENDIX - Non-IFRS financial measures (continued)

TCE income – Shipping per available day

The Group defines TCE income – Shipping per available day as TCE income – Shipping divided by available days.

The Group defines available days as the total number of days (including waiting time) in a period during which each vessel is owned or chartered-in, net of technical off-hire days. The Group uses available days to measure the number of days in a period during which vessels actually generate or are capable of generating revenue.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income – Shipping per available day is meaningful to investors because it is a measure of how well the Group manages the fleet commercially.

The reconciliation of TCE income - Shipping per available day to TCE income - Shipping for the periods ended 31 March 2026 and 2025 is provided below.

	Q1 2026	Q1 2025

TCE income – Shipping (US$’000)	197,689	158,670
Available days	3,565	3,990
TCE income – Shipping per available days (US$)	55,450	39,770

Adjusted free cash flow

The Group defines adjusted free cash flow as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels.

The Group believes adjusted free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the operating structure of the Group (in the form of capital expenditure).

The reconciliation of adjusted free cash flow to net cash inflow from operating activities for the periods ended 31 March 2026 and 2025 is provided below.

	Q1 2026	Q1 2025
	US$’000	US$’000

Net cash from operating activities	165,480	166,242
Additions in property, plant and equipment	(11,446)	(76,298)
Proceeds from sale of vessels	-	65,049
Adjusted free cash flow	154,034	154,993

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2026

APPENDIX - Non-IFRS financial measures (continued)

Return on capital employed (ROCE)

The Group defines return on capital employed (“ROCE”) as, with respect to a particular financial period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet.

The Group believes ROCE is meaningful to investors because it measures the Group’s financial efficiency and its ability to create future growth in value.

The reconciliation of ROCE to operating profit for the periods ended 31 March 2026 and 2025 is provided below.

	Q1 2026	Q1 2025

Operating profit (US$’000)	219,680	78,951
Average of the total shareholders’ equity (US$’000)(1)	1,972,552	1,926,324
Average of the total borrowings (US$’000)(1)	808,513	937,961
Average of the total lease liabilities (US$’000)(1)	135,524	212,764
Capital employed (US$’000)	2,916,589	3,077,049
ROCE	7.5%	2.6%
ROCE (annualised)	30.1%	10.3%

(1)	Calculated as the average of the opening and closing balances for the period as presented in the consolidated balance sheet

Rounding of figures

Certain financial information presented in tables in this interim financial report has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this interim financial report reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.